SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

usell.com, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

917296204
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 917296204	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:
FROST GAMMA INVESTMENTS TRUST 46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

FLORIDA

	5	SOLE VOTING POWER:

496,818 (1)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		496,818 (1)

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

496,818 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.99% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 428,602 shares of Common Stock held by Frost Gamma Investments Trust (the “Reporting Person”), of which Dr. Phillip Frost is the trustee. In addition, the Reporting Person holds a Convertible Note which is convertible into 100,000 shares of Common Stock subject to a 9.99% blocker discussed below. The terms of the Convertible Note include a blocker provision under which the Reporting Person can only convert the Note to a point where it would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”). Therefore, the Reporting Person is only disclosing beneficial ownership of 9.99% of the Company’s outstanding shares as of December 31, 2013. Does not include shares for interest payable upon conversion or maturity of the Note. Ownership reflects the reverse stock split effectuated by the Company in January 2014.

(2)	If not for the Blocker, the Reporting Person would own in excess of 9.99% of the outstanding shares of Common Stock, based upon 4,973,150 shares outstanding as of December 31, 2013, as adjusted to reflect the reverse stock split effectuated by the Company in January 2014.

CUSIP No. 917296204	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

usell.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

33 East 33rd Street, Suite 1101, New York, New York, 10016

Item 2(a).	Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard
Miami, Florida 33137

Item 2(c).	Citizenship.

The Trust is established in Florida

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

917296204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not Applicable

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

CUSIP No. 917296204	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 917296204	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014	Frost Gamma Investments Trust

/s/ Phillip Frost, MD
By: Phillip Frost, MD
Title: Trustee